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Exhibit Index : p2

1

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02052857

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934


AUG 26 2002

PE 8-1-02

For the Month of August 2002

DURBAN ROODEPOORT DEEP, LIMITED
(Translation of Registrant's Name into English)

DRD Building, 45 Empire Road, Parktown, Johannesburg, P O Box 390, Maraisburg, 1700, South Africa

(Address of Principal Corporate Offices)

PROCESSED
AUG 28 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

#45209887v1<

2

Attached to the Registrant's Form 6-K for the month of August 2002, and incorporated by reference herein, are:

Exhibit No.	Description	page
1.	Durban Roodepoort Deep, Limited Report to Shareholders for the 4th Quarter Ended June 30, 2002.	9
2.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Ian Louis Murray's sale of 5,000 ordinary shares of the Registrant at a price of R35.14 on August 5, 2002.	11
3.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Ian Louis Murray's sale of 5,000 ordinary shares of the Registrant at a price of R31.78 on August 5, 2002.	13
4.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Ian Louis Murray's sale of two DURSG warrants at a price of R0.14 and R0.15, respectively, on August 1, 2002.	15
5.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Ian Louis Murray's purchase of 4,604 ordinary shares of the Registrant at a price of R24.30 on July 29, 2002.	17
6.	Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Ian Louis Murray's purchase of 20,000 ordinary shares of the Registrant at a price of R24.05 on July 29, 2002.	19

7. Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Ian Louis Murray's purchase of one DURSG warrant at a price of R0.13 on July 29, 2002. 21

8. Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Ian Louis Murray's purchase of one DURSG warrant at a price of R0.10 on July 29, 2002. 23

9. Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Mark Michael Wellesley-Wood's purchase of 10,000 ordinary shares of the Registrant at a price of R24.11 on July 29, 2002. 25

10. Notification of Dealing in Securities by Directors of Listed Company pursuant to the Johannesburg Stock Exchange Rule 3.72, relating to Mr. Ian Louis Murray's sale of 20,000 ordinary shares of the Registrant at a price of R35.50 on August 8, 2002 and 10,000 ordinary shares at a price of R37.00 on August 12, 2002. 27

11. (i) the Registrant's application to the JSE, dated June 28, 2002, relating to the listing of 4,794,889 new ordinary shares, (ii) the confirmation letter from the JSE, dated July 1, 2002 relating to the listing of 4,794,889 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 4,794,889 ordinary shares. 29

12. (i) the Registrant's application to the JSE, dated June 10, 2002, relating to the listing of 50,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 12, 2002 relating to the listing of 50,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 50,000 ordinary shares. 42

13. (i) the Registrant's application to the JSE, dated June 18, 2002, relating to the listing of 33,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated June 19, 2002 relating to the listing of 33,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 33,000 ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 
M.A. Eloff
Group Company Secretary

Dated: August 23 2002

EXHIBIT 1

DURBAN ROODEPOORT DEEP, LIMITED





(Incorporated in the Republic of South Africa)
Registration No.1895/000926/06
ARBN 086 277616
JSE trading symbol:DUR
ISIN Code : ZAE000015079 ; Issuer code:DUSM
NASDAQ trading symbol:DROOY

REPORT TO SHAREHOLDERS FOR THE 4th QUARTER ENDED 30 JUNE 2002

Group Results

Highlights

- Hedge book closed out
- All gold production now at spot
- New projects come on stream
- ASX full listing
- Court validates 8.2 million shares issued for Rawas
- Headline earnings increases

Key Operating Results

	Quarter Jun 2002	Quarter Mar 2002
Gold production :	**247 207 oz**	249 232 oz
	7 689 kg	7 752 kg
Cash operating costs :	**US$ 227/oz**	US$ 186/oz
	R 76 272/kg	R 69 154/kg
Cash operating profit :	**US$ 11.0 million**	US$ 10.0 million
	R 101.9 million	R 115.9 million
Headline earnings :	**US$ 5.3 million**	US$ 3.4 million
	R 42.8 million	R 40.4 million
Gold price received :	**US$ 271/oz**	US$ 226/oz
	R 89 517/kg	R 84 107/kg

LETTER TO SHAREHOLDERS

Dear shareholder

Overall performance

I am very pleased to report that Durban Roodepoort Deep, Limited has closed out its hedge book as promised, slightly ahead of schedule. During May, the proceeds of an equity issue were used to reduce the hedge book, so we were able to realise a higher gold price sooner. June would have been heavily committed otherwise, with 83% of production hedged. Our average gold price received for the quarter rose from US$ 226 per ounce (R84 107 per kilogram) to US$ 271 per ounce (R 89 517 per kilogram). This compares with an average spot gold price for the period of US$ 312 per ounce or R 104 732 per kilogram. The only gold linked structure that remains is our gold linked electricity contract with Eskom.

Our cost performance during the quarter was adversely affected by the Rand's devaluation, higher insurance premiums, two new growth projects - the Medium Grade Project and open-pit mining of the Gold Estates Reef, both at our North West Operations - and an increase in the labour force associated with these. Benefits from the new projects, of course, will only start to accrue later.

Operations

Gold production for the period was stable. Although an underground fire and series of mine accidents at the No 6 Shaft adversely impacted on Harties' production, this is now back to normal. On the upside, open-pit production from the Gold Estate Reef began, and is expected to yield an additional 3 890 ounces (121 kilograms) of gold per month. The No 6 Shaft mid-shaft loading project was completed for a total capital cost of US$ 2.4 million (R 23.8 million) and is expected to build up to the planned capacity of 100 000 tons per month by March 2003.

Mining on the Main Reef at the former Doornfontein section of Blyvoor is progressing well, while at Tolukuma in Papua New Guinea, the Saki exploration prospect has yielded encouraging drilling results.

Ore reserves and resources have increased by 8% compared with the 2001 financial year. These have been included in the new life of mine plans which show Blyvoor life extended to 14 years and Harties to 7 years. Reserves are now reported on an attributable basis following the sale of 60% of Crown to Khumo Bathong.

Financials

Headline earnings for the quarter increased to US$ 5.3 million (R 42.8 million). The rehabilitation adjustment of US$ 0.7 million (R 6.4 million) was a reversal due to the annual rehabilitation assessment being lower than previously estimated. The depreciation expense is also lower than in the previous quarter as a result of the longer life of mine plans.

In the quarter under review we closed out the balance of the hedge book as an abnormal item at the cost of US$ 72.8 million (R 748.8 million). Of this amount, US$ 38.1 million (R 388.6 million) was paid during the quarter and another US$ 17 million (R 176 million) paid in July 2002. The proceeds of the Crown sale were used for this purpose, leaving a balance outstanding of US$ 17.7 million (R 184 million).

We are confident that the legal process regarding the CAM/JCI/JCI Gold debt will rule in our favour but, to be conservative, we have provided in full against the potential bad debt of US$ 3.1 million (R 31.5 million) and will bring in any further recoveries as abnormal income.

Our current ratio, despite raising the remaining hedge liability on the balance sheet, is 91% compared with 143% in the previous quarter. Our use of the Crown sale proceeds to reduce the hedge liability improved the current ratio to 127%. Our debt:capitalisation ratio at quarter end was a healthy 5% and, subsequent to the Crown proceeds and utilisation thereof, it is currently 3%.

Outlook

Costs relating to the validation of the shares issued for Rawas, and other associated corporate governance issues amounted to US$ 0.6 million (R6.0 million) in the quarter. The board has decided to issue claims against the parties responsible for these and other related losses. All other claims have been lodged and good corporate governance within the company has been attained.

We are now receiving the market gold price and will be focused, moving forward, on controlling costs and attaining consistent production of more profitable ounces. I believe that these measures should make it easier for DRD to be understood by both investors and analysts.

MARK WELLESLEY-WOOD
Chairman and Chief Executive Officer

25 July 2002

KEY OPERATING RESULTS

OPERATION	Quarter Jun 2002	Quarter Mar 2002	12 mths to Jun 2002	Quarter Jun 2002	Quarter Mar 2002	12 mths to Jun 2002	Quarter Jun 2002	Quarter Mar 2002	12 mths to Jun 2002
Imperial	Ore milled (underground) - t'000			Yield (underground) - ounces/ton			Gold produced (underground) - troy ounces		
Blyvooruitzicht	198	235	837	0.237	0.219	0.239	47 004	51 570	200 171
North West	655	590	2 510	0.161	0.171	0.174	105 229	100 600	436 864
Crown	-	-	-	-	-	-	-	-	-
Tolukuma	38	33	121	0.426	0.396	0.423	16 172	13 053	51 216
	891	858	3 468	0.189	0.193	0.198	168 405	165 223	688 251
Imperial	Ore milled (surface) - t'000			Yield (surface) - ounces/ton			Gold produced (surface) - troy ounces		
Blyvooruitzicht	473	466	1 961	0.027	0.028	0.027	12 892	12 828	52 854
North West	1 597	1 556	6 289	0.016	0.016	0.016	25 142	25 463	103 686
Crown	3 815	3 709	15 559	0.010	0.012	0.010	38 645	43 435	161 910
Tolukuma	7	10	63	0.303	0.228	0.329	2 123	2 283	20 739
	5 892	5 741	23 872	0.013	0.015	0.014	78 802	84 009	339 189
USD/Imperial	Cash cost (underground) - US$/ounce			Cash cost (surface) - US$/ounce			Total cash cost - US$/ounce		
Blyvooruitzicht	221	157	190	156	145	162	207	154	184
North West	244	212	227	190	144	157	233	199	213
Crown	-	-	-	229	179	214	229	179	214
Tolukuma	242	237	235	260	232	162	244	237	214
	237	197	217	205	165	185	227	186	206
USD/Imperial	Cash cost (underground) - US$/ton			Cash cost (surface) - US$/ton			Net capital expenditure - US$ million		
Blyvooruitzicht	52	34	45	4	4	4	0.6	0.3	1.7
North West	39	36	39	3	2	3	1.0	0.2	3.2
Crown	-	-	-	2	2	2	(1.5)	0.2	(1.4)
Tolukuma	103	94	99	79	53	53	0.5	0.9	1.7
	45	38	43	3	2	3	0.6	1.6	5.2

OPERATION	Quarter Jun 2002	Quarter Mar 2002	12 mths to Jun 2002	Quarter Jun 2002	Quarter Mar 2002	12 mths to Jun 2002	Quarter Jun 2002	Quarter Mar 2002	12 mths to Jun 2002
Metric	Ore milled (underground) - t'000			Yield (underground) - g/tonne			Gold produced (underground) - kg		
Blyvooruitzicht	180	213	760	8.12	7.53	8.19	1 462	1 604	6 226
North West	595	535	2 279	5.50	5.85	5.96	3 273	3 129	13 568
Crown	-	-	-	-	-	-	-	-	-
Tolukuma	35	30	109	14.37	13.53	14.61	503	406	1 593
	810	778	3 148	6.47	6.61	6.80	5 238	5 139	21 407
Metric	Ore milled (surface) - t'000			Yield (surface) - g/tonne			Gold produced (surface) - kg		
Blyvooruitzicht	429	422	1 779	0.93	0.95	0.92	401	399	1 644
North West	1 449	1 411	5 705	0.54	0.56	0.57	782	792	3 225
Crown	3 461	3 366	14 117	0.35	0.40	0.36	1 202	1 351	5 036
Tolukuma	7	9	56	9.43	7.89	11.52	66	71	645
	5 346	5 208	21 657	0.46	0.50	0.49	2 451	2 613	10 550
Rand/Metric	Cash cost (underground) - R/kg			Cash cost (surface) - R/kg			Total cash cost - R/kg		
Blyvooruitzicht	74 120	58 259	61 265	52 372	53 737	52 021	69 439	57 358	59 334
North West	81 980	78 887	72 924	63 615	53 659	51 097	78 438	73 791	68 737
Crown	-	-	-	76 824	66 555	69 127	76 824	66 555	69 127
Tolukuma	81 280	88 177	77 679	88 000	86 479	50 425	82 042	87 925	69 824
	79 717	73 183	69 887	68 910	61 230	59 806	76 272	69 154	66 559
Rand/Metric	Cash cost (underground) - R/tonne			Cash cost (surface) - R/tonne			Net capital expenditure - R million		
Blyvooruitzicht	602	439	502	49	51	48	5.7	3.9	16.3
North West	451	461	435	34	30	29	10.2	2.9	31.8
Crown	-	-	-	27	27	25	(14.3)	1.1	(13.8)
Tolukuma	1 168	1 193	1 135	830	682	581	4.9	10.6	18.8
	516	483	475	32	31	29	6.5	18.5	53.1

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Crown Consolidated Gold Recoveries Limited, Hartebeestfontein Gold Mine a division of Buffelsfontein Gold Mines Limited, DRD Australasia and Dome Resources NL.

GROUP INCOME STATEMENTS

FINANCIAL RESULTS (Unaudited)	(US$ Million) Quarter Jun 2002	(US$ Million) Quarter Mar 2002	(US$ Million) 12 months to Jun 2002	(R Million) Quarter Jun 2002	(R Million) Quarter Mar 2002	(R Million) 12 months to Jun 2002
Gold revenue	67.1	56.4	258.8	688.3	652.0	2 596.2
Cash operating costs	56.1	46.4	212.0	586.4	536.1	2 127.0
Cash operating profit	11.0	10.0	46.8	101.9	115.9	469.2
Other expenses - net	1.6	1.4	5.2	19.3	14.5	54.0
Business development	0.2	0.1	0.5	1.0	1.4	4.6
Care and maintenance costs	0.2	0.2	1.0	1.5	2.7	9.4
Cash profit from operations	9.0	8.3	40.1	80.1	97.3	401.2
Retrenchment costs	-	-	0.4	0.5	0.2	3.9
Corporate governance related costs	0.6	-	0.8	6.0	0.5	8.7
Interest expense	0.3	0.2	2.8	3.0	2.7	27.0
Profit on sale of investments	-	-	(1.5)	-	(0.1)	(17.2)
Net cash operating profit	8.1	8.1	37.6	70.6	94.0	378.8
Non-cash items:	0.7	3.0	11.2	8.7	33.7	116.1
Rehabilitation	(0.7)	0.2	0.1	(6.4)	2.1	1.2
Depreciation	1.7	2.6	10.5	18.5	29.8	105.5
Work in progress	(0.3)	0.3	0.2	(2.6)	2.7	3.1
(Gain)/loss on financial instruments	-	(0.1)	0.4	(0.8)	(0.9)	6.3
Profit before taxation	7.4	5.1	26.4	81.9	60.3	262.7
Taxation	0.1	-	0.1	0.3	0.2	0.6
Deferred taxation	2.0	1.7	6.1	18.8	19.7	70.4
Profit after taxation	5.3	3.4	20.2	42.8	40.4	191.7
Abnormal and exceptional items:	58.7	3.9	66.1	593.0	45.2	667.2
Hedge buyback	72.8	5.6	80.6	748.8	64.5	837.0
Deferred tax effect on hedge buyback	(22.7)	(1.7)	(23.7)	(231.0)	(19.3)	(251.0)
Post retirement benefits	2.7	-	2.7	28.8	-	28.8
Asset impairment	2.8	-	3.4	14.9	-	20.9
Bad debt provision	3.1	-	3.1	31.5	-	31.5
Net (loss)	(53.4)	(0.5)	(45.9)	(550.2)	(4.8)	(475.5)
Headline earnings per share - cents	3.1	2.1	11.9	25.0	24.7	113.2
Basic (loss) per share - cents	(31.3)	(0.3)	(27.2)	(322.0)	(2.9)	(280.8)
Calculated on the weighted average ordinary shares issued of :	170 866 680	163 435 427	169 348 844	170 866 680	163 435 427	169 348 844
Capital expenditure - net outflow	0.6	1.6	5.2	6.5	18.5	53.1

COMMENTS

Income Statements

- The income statement for the previous quarter has been restated to disclose hedge buybacks as abnormal items.
- Corporate governance related costs were expensed for the validation of the Rawas share issue, litigation and other corporate governance projects.
- Provision for bad debt amounting to US$ 3.1 million (R 31.5 million) has been made for the claim against CAM (now renamed JCI) and JCI Gold.

Balance Sheets

- Ordinary shares issued during the quarter:

- Share options exercised	1 015 739
- Issued for cash	10 000 000
	11 015 739

- Net borrowings include US$ 34.7 million (R 360.1 million) hedge restructuring debt. Subsequent to the quarter ended 30 June, US$ 17 (R 176 million) has been repaid.

Other

- Capital expenditure for the next quarter ending 30 September is estimated at US$6.0 million (R60.6 million).

CURRENCY CONVERSION

Balance Sheet:	30-Jun-02	US$ 1 =	R 10.3700
Income Statement:	Apr-02	US$ 1 =	R 11.0978
	May-02	US$ 1 =	R 10.1863
	Jun-02	US$ 1 =	R 10.1658

GROUP BALANCE SHEETS

ABRIDGED (Unaudited)	(US$ Million) Quarter Jun 2002	(US$ Million) Quarter Mar 2002	(R Million) Quarter Jun 2002	(R Million) Quarter Mar 2002
ASSETS				
Non-current assets	107.1	84.1	1 111.0	954.4
Mining assets - net	77.2	71.9	800.7	815.4
Investments	1.8	1.8	18.5	20.6
Environmental Trust funds	12.1	10.4	125.9	118.4
Deferred taxation	16.0	-	165.9	-
Current assets	46.1	37.9	479.1	429.1
Inventories	8.4	7.5	87.5	85.4
Trade and other receivables	16.4	12.1	170.3	136.8
Cash and equivalents	21.3	18.3	221.3	206.9
Total assets	153.2	122.0	1 590.1	1 383.5
EQUITY AND LIABILITIES				
Shareholders' equity	45.5	56.0	473.6	636.0
Non-current liabilities	56.7	39.5	588.4	447.5
Borrowings	23.8	4.1	247.2	46.4
Rehabilitation	18.1	17.1	187.7	194.1
Deferred taxation	-	4.1	-	46.3
Provisions	14.8	14.2	153.5	160.7
Current liabilities	51.0	26.5	528.1	300.0
Trade and other payables	36.3	23.2	376.6	263.5
Current portion of borrowings	14.6	3.2	150.9	35.8
Taxation	0.1	0.1	0.6	0.7
Total equity and liabilities	153.2	122.0	1 590.1	1 383.5

CHANGES IN SHAREHOLDER'S INTEREST

	(US$ Million) Quarter Jun 2002	(R Million) Quarter Jun 2002
Shareholder's interest at the beginning of the period	56.0	636.0
Share capital issued	38.9	394.2
- for acquisitions	-	-
- for cash	40.5	410.6
- for share options exercised	0.8	8.3
- for share issue expenses	(2.4)	(24.7)
Movement in retained income	(49.4)	(556.6)
- profit attributable to shareholders	5.3	42.8
- currency translation adjustment	4.0	(6.4)
- abnormal and exceptional items	(58.7)	(593.0)
Shareholder's interest at the end of the period	45.5	473.6

GROUP CASH FLOW STATEMENTS

ABRIDGED (Unaudited)	(US$ Million) Quarter Jun 2002	(R Million) Quarter Jun 2002
Cash flow from operating activities	(31.7)	(329.4)
Profit on ordinary activities	(35.0)	(362.5)
Contributions to environmental trust funds	(0.5)	(5.2)
Investment income	0.5	4.7
Interest paid	(0.3)	(3.0)
Taxation paid	-	(0.3)
Increase in working capital	3.6	36.9
Cash flow from investing activities	(0.6)	(6.5)
Purchase of mining assets	(2.6)	(27.1)
Proceeds from sale of mining assets	2.0	20.6
Investments acquired	-	(0.2)
Proceeds from the sale of investments	-	0.2
Cash flow from financing activities	34.6	349.9
Proceeds from issue of share capital	38.9	394.2
Repayment of borrowings	(4.3)	(44.3)
Translation adjustments	0.7	0.4
Increase in cash and equivalents	3.0	14.4
Opening cash and equivalents	18.3	206.9
Closing cash and equivalents	21.3	221.3

STOCK DATA

ISSUED CAPITAL

177 173 485 ordinary no par value shares
5 000 000 cumulative preference shares

		JSE	Frankfurt	NASDAQ
Average volume for the quarter per day (000)		387	97	4 528
% of issued stock traded (annualised)		57%	14%	667%
Price	- High	R 56.50	Euro 6.10	USD 5.88
	- Low	R 34.60	Euro 3.80	USD 3.20
	- Close	R 42.99	Euro 4.36	USD 4.25

EXPLORATION

At the Tolukuma mine in Papua New Guinea, a total of 15 holes for 988 meters were drilled and some 860 samples submitted. Drilling crews are now engaged at the Saki prospect and preliminary results are promising. Exploration haulages are currently being developed to access the Milaihamba ore body.

In the Daylesford area in Australia, the renewal application for an exploration license was submitted to the Victoria Mines Department. A geologist is in the process of collecting historical data to generate a geological model to interpret the mineralising structures for target generation.

Exploration drilling on the deeper extension of the Gold Estates Reef in the Townlands area in the North West started in mid March and was completed in May with some 2 030 meters drilled. There are large loss areas due to the presence of flat faults parallel to the strike of the reef. The average reef thickness is 228 centimeters at an average grade of 1.78 grams per ton. The valuation of the deeper extension area can now be done to determine the mineable resource.

SHARE OPTION SCHEME

The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as at 30 June 2002 :

Number of options granted :	6 780 109
Number of options currently exercisable :	1 527 745

ACCOUNTING POLICIES

The financial statements are prepared on the historical cost basis and in accordance with South African Statements of Generally Accepted Accounting Practice. The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2001.

INVESTOR RELATIONS

For further information, contact Maryna Eloff at : Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: eloffm@drd.co.za,
web site: http://www.durbans.com
45 Empire Road, Parktown, South Africa,
PO Box 390, Maraisburg 1700, South Africa.

ADDRESS DETAILS

REGISTERED OFFICE :
45 Empire Road, Parktown, South Africa,
PO Box 390,
Maraisburg 1700, South Africa

SHARE TRANSFER SECRETARIES :
Ultra Registrars (Pty) Ltd,
PO Box 4844,
Johannesburg 2000, South Africa

UNITED KINGDOM REGISTRARS :
St. James' Corporate Services Ltd,
6 St. James' Place,
London SW IA INP

DEPOSITORY BANK :
American Depository Receipts,
The Bank of New York,
Shareholders Relations Department,
101 Barclay Street, New York, NY 10296

11

EXHIBIT 2

12

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	05.8.2002
Price:	R35.14
Amount:	5 000
Class:	Ordinary

Nature:	sold
Interest:	Direct, Beneficial

13

EXHIBIT 3

14

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	02.8.2002
Price:	R31.78
Amount:	5 000
Class:	Ordinary

Nature:	sold
Interest:	Direct, Beneficial

15

EXHIBIT 4

16

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	01.8.2002	
Price:	R0.14	R0.15
Amount:	300 000	100 000
Class:	1DURSG warrant	1DURSG warrant

Nature:	sold
Interest:	Direct, Beneficial

EXHIBIT 5

18

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	29.7.2002
Price:	R24.30
Amount:	4 604
Class:	Ordinary

Nature:	Purchase
Interest:	Direct, Beneficial

19

EXHIBIT 6

Received 07/30/2002 02:45 in 01:24 on line [5] for TH10441 Printed 07/30/2002 06:52 * Pg 2/3
30-JUL-2002 08:48 FROM DBN ROODEPOORT TO 0912123183400 P.02

20

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	29.7.2002
Price:	R24.05
Amount:	20 000
Class:	Ordinary

Nature:	Purchase
Interest:	Direct, Beneficial

21

EXHIBIT 7

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	29.7.2002
Price:	R0.13
Amount:	500 000
Class:	1DURSG warrant

Nature:	Purchase
Interest:	Direct, Beneficial

23

EXHIBIT 8

Received 07/30/2002 04:16 in 01:16 on line [5] for TH10441 Printed 07/30/2002 06:55 * Pg 3/3
30-JUL-2002 10:19 FROM DBN ROODEPOORT TO 0912123183400 P.03

24

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	29.7.2002
Price:	R0.10
Amount:	200 000
Class:	1DURSG warrant

Nature:	Purchase
Interest:	Direct, Beneficial

25

EXHIBIT 9

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	WELLESLEY-WOOD
First Name:	MARK MICHAEL
Designation:	Director

Date of transaction:	29.7.2002
Price:	R24.11
Amount:	10 000
Class:	Ordinary

Nature:	Purchase
Interest:	Direct, Beneficial

27

EXHIBIT 10

28

DURBAN ROODEPOORT DEEP, LIMITED

DEALING IN SECURITIES BY DIRECTORS

Surname:	MURRAY
First Name:	IAN LOUIS
Designation:	Director

Date of transaction:	08.8.2002	12.08.2002
Price:	R35.50	R37.00
Amount:	20 000	10 000
Class:	Ordinary	

Nature:	Sold
Interest:	Direct, Beneficial

29

EXHIBIT 11



30

DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 06 28

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 4 794 889 NEW ORDINARY NO PAR VALUE SHARES IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of 4 794 889 new ordinary no par value shares in Durban Roodepoort Deep, Limited on 01 July 2002. The 4 794 889 new ordinary shares will be issued to Khuma Bathong Holdings Proprietary) Limited in terms of the blanket approval to issue shares for cash obtained at the annual general meeting of shareholders held on 23 November 2001. The issue price is R14.19 per share. This represents a 10% discount to the 30-day trade weighted average price per ordinary share on the JSE at the close of trade on 18 January 2002.

In support of this application, we submit the following information in accordance with the Listings Requirements:

1. Full name of company: Durban Roodepoort Deep, Limited
2. Registered address: 45 Empire Road, Parktown, 2193
3. Transfer Secretaries: Ultra Registrars, 11 Diagonal Street, Johannesburg, 2001

4. Stated Capital at present:

Authorised:	300 000 000 ordinary no par value shares
Issued:	177 173 485 ordinary no par value shares
Stated Capital Account:	R2 246 101 127.06

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

5. **Stated Capital after this issue:**

Authorised:	300 000 000 ordinary no par value shares
Issued:	181 968 374 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 246 101 127.06
This issue	R 68 039 474.91
Listing expenses	R 49 169.34
TOTAL	R2 314 091 432.63

6. **Terms of the new ordinary shares:**

   The new ordinary shares will rank pari passu in all respects with the existing ordinary shares in issue

7. **Listing fee:** Cheque amounting to R49 169.34 is attached

8. Number of public shareholders holding Durban Roodepoort Deep, Limited ordinary shares 5 341 - 99.84%

9. The new ordinary shares will be allotted and share certificates issued on 01 July 2002.

In support of this application, we attach a certified copy of the resolution of the directors of the company authorising this application as well as a schedule of all issues that have taken place over the past three years.

Yours faithfully



F.H. GETZEE
27/6/2002

Director



Secretary

Sponsor

Resolution No.30/2002
Originator: M Eloff

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 21 JUNE 2002

PREAMBLE:

On 19 March 2002 the Company passed a resolution in terms of which the Company would enter into various agreements with Crown Consolidated Gold Recoveries Limited, Khumo Bathong Holdings (Pty) Limited ("KBH") and the Industrial Development Corporation of SA Limited ("IDC") relating to the sale of 60% of Crown Gold Recoveries (Pty) Limited to KBH and IDC.

In terms of the Subscription Agreement between the Company and KBH, the Company will list, allot and issue 4 794 889 new ordinary shares to KBH at a price of R14.19 per share.

RESOLVED:

1. **THAT** the Company allot and issue 4 794 889 new ordinary shares by way of general issue under its blanket authority to issue shares for cash to KBH at an issue price of R14.19 per ordinary share, being a 10% discount to the 30-day trade weighted average price per ordinary share on the JSE Securities Exchange South Africa at the close of trade on 18 January 2002;
2. **THAT** application be made to the JSE Securities Exchange South Africa to list the new ordinary shares; and
3. **THAT** any director of the Company be and he is hereby authorised and empowered to sign on behalf of the Company all documentation required to give effect to the above resolutions.

CERTIFIED A TRUE COPY

MEloff
SECRETARY

21/06/2002
DATE

DURBAN ROOODEPOORT DEEP, LIMITED
ORDINARY SHARES ISSUED - YEAR ENDED 30.6.00

Date	Amount Issued	Total Issued	Staff Options	Other	Authorised Capital	Description
1.7.99	BALANCE	61,661,112			100,000,000	
9.7.99	722,169	62,383,281		722,169		Rawas Acquisition
9.7.99	6,922,825	69,306,106		6,922,825		Rawas Acquisition
10.8.99					200,000,000	Increase Auth.. Capital
18.8.99	1,136,364	70,442,470		1,136,364		Issue for cash
30.9.99	3,000,000	73,442,470		3,000,000		Issue for cash
1.10.99	3,550,000	76,992,470		3,550,000		Issue for cash
1.10.99	2,144,578	79,137,048		2,144,578		Hargraves Acquisition
1.10.99	1,000,000	80,137,048		1,000,000		Issue for cash
4.10.99	929,576	81,066,624		929,576		Hargraves Acquisition
4.10.99	28,000	81,094,624	28,000			
5.10.99	1,650,000	82,744,624		1,650,000		Issue for cash
[illegible]10.99	637,062	83,381,686		637,062		Rawas Acquisition
[illegible].10.99	1,500,000	84,881,686		1,500,000		Issue for cash
8.10.99	3,020,077	87,901,763		3,020,000		Acquisition Emperor
14.10.99	10,000	87,911,763	10,000			
15.10.99	1,495,271	89,407,034		1,495,271		Acquisition Hargraves
19.10.99	1,655,346	91,062,380		1,655,346		Acquisition Hargraves
27.10.99	838,111	91,900,491		838,111		Acquisition Hargraves
29.10.99	965,000	92,865,491		965,000		Issue for cash
11.11.99	250,000	93,115,491		250,000		Issue for cash
15.11.99	3,306,278	96,421,769		3,306,278		Acquisition Hargraves
16.11.99	500,000	96,921,769		500,000		Issue for cash
23.11.99	1,800,000	98,721,769		1,800,000		Issue for cash
23.11.99	807,732	99,529,501		807,732		Acquisition Hargraves
25.11.99	10,000	99,539,501	10,000			
26.11.99	780,000	100,319,501		780,000		Issue for cash
~~29.11.99~~	~~296,874~~	~~100,616,375~~		~~296,874~~		~~Acquisition Hargraves~~
3.12.99	17,500	100,633,875	17,500			
6.12.99	217,705	100,851,580		217,705		Acquisition Hargraves
13.12.99	273,791	101,125,371		273,791		Acquisition Hargraves
[illegible]12.99	5,000	101,130,371		5,000		Issue for cash
13.12.99	995,000	102,125,371		995,000		Issue for cash
14.12.99	1,000,000	103,125,371		1,000,000		Issue for cash
5.1.00	81,916	103,207,287		81,916		Acquisition Hargraves
7.1.00	26,847	103,234,134		26,847		Acquisition Hargraves
7.1.00	1,250,000	104,484,134		1,250,000		Acquisition Dome#
17.1.00	60,294	104,544,428		60,294		Acquisition Hargraves
9.2.00	6,250	104,550,678	6,250			
18.2.00	3,000	104,553,678	3,000			
2.3.00	568,516	105,122,194		568,516		Acquisition Hargraves
14.3.00	1,035,033	106,157,227		1,035,033		Acquisition Dome#
23.3.00	7,000	106,164,227	7,000			
23.3.00	86,895	106,251,122		86,895		Acquisition Dome
27.3.00	574,657	106,825,779		574,657		Acquisition Dome
3.4.00	500,000	107,325,779		500,000		Acquisition Dome#
5.4.00	2,069,593	109,395,372		2,069,593		Acquisition Dome

Date	Amount Issued	Total Issued	Staff Options	Other	Authorised Capital	Description
	Balance	109,395,372			200,000,000	
10.4.00	1,016,908	110,412,280		1,016,908		Acquisition Dome
13.4.00	1,750,000	112,162,280		1,750,000		Acquisition Dome#
17.4.00	4,299,025	116,461,305		4,299,025		Acquisition Dome
4.5.00	240,330	116,701,635		240,330		Acquisition Dome
8.5.00	58,498	116,760,133		58,498		Acquisition Dome
16.5.00	1,792,926	118,553,059		1,792,926		Acquisition Dome
30.5.00	2,223,797	120,776,856		2,223,797		Acquisition Dome
7.6.00	187,500	120,964,356		187,500		Fee The Corner House
28.6.00	26,390	120,990,746		26,390		Acquisition Dome
			81,750	59,247,807		

DURBAN ROODEPOORT DEEP, LIMITED

ORDINARY SHARES ISSUED - 1.7.2000

Date	Amount Issued	Total Issued	Staff Options	Other	Authorised Capital	Description
1.7.00	Balance b/f	**120,990,746**			200,000,000	
2.10.00	19,697	121,010,443		19,697		Acquisition of Dome
2.10.00	800,000	121,810,443		800,000		Issue for cash
31.10.00	8,000,000	129,810,443		8,000,000		Acquisition of Tradewith 108
27.12.00	88,719	129,899,162		88,719		Acquisition of Dome
2.1.01	400,000	130,299,162		400,000		Issue for cash
29.1.01	13,020,000	143,319,162		13,020,000		Issue for cash
1.3.01	600,000	143,919,162		600,000		Issue for cash
5.3.01	350,000	144,269,162		350,000		Fee: The Corner House
15.3.01	40,000	144,309,162	40,000			
15.3.01	2,000,000	146,309,162		2,000,000		Issue for cash
15.3.01	600,000	146,909,162	600,000			
20.3.01	650,000	147,559,162	650,000			
9.5.01	187,500	147,746,662	187,500			
15.5.2001	1,500,000	149,246,662		1,500,000		Issue for cash
15.5.2001	247,500	149,494,162	247,500			
22.5.2001	1,267,650	150,761,812	1,267,650			
28.5.2001	2,001,900	152,763,712	2,001,900			
4.6.2001	394,000	153,157,712	394,000			
11.6.2001	344,200	153,501,912	344,200			
8.6.2001	16,666	153,518,578		16,666		Acquisition of Dome
19.6.2001	1,000,000	154,518,578				Issue for cash
21.6.2001	11,000	154,529,578	11,000			
			5,743,750			

DURBAN ROODEPOORT DEEP, LIMITED

ORDINARY SHARES ISSUED - 1.7.2001 TO DATE

Date	Amount Issued	Total Issued	Staff Options	Other	Authorised Capital	Description
1.7.2001	Balance B/F	154,529,578				
3.7.2001	15,000	154,544,578	15,000			Staff Options exercised
23.8.2001	85,000	154,629,578	85,000			Staff Options exercised
27.8.2001	427,800	155,057,378	427,800			Staff Options exercised
18.9.2001	361,968	155,419,346	361,968			Staff Options exercised
27.9.2001	197,404	155,616,750	197,404			Staff Options exercised
5.10.2001	1,108,421	156,725,171	1,108,421			Staff Options exercised
12.10.01	221,250	156,946,421	221,250			Staff Options exercised
16.10.01	105,000	157,051,421	105,000			Staff Options exercised
5.11.01	25,000	157,076,421	25,000			Staff Options exercised
6.11.01	10,000	157,086,421	10,000			Staff Options exercised
14.11.2001	52,000	157,138,421	52,000			Staff Options exercised
16.11.2001	122,068	157,260,489	122,068			Staff Options exercised
22.11.2001	59,000	157,319,489	59,000			Staff Options exercised
27.11.2001	154,862	157,474,351	154,862		300000000	Staff Options exercised
7.12.2001	318,164	157,792,515	318,164			Staff Options exercised
10.12.2001	53,414	157,845,929	53,414			Staff Options exercised
12.12.2001	333914	158,179,843	333914			Staff Options exercised
17.12.2001	149414	158,329,257	149414			Staff Options exercised
18.12.2001	243750	158,573,007	243750			Staff Options exercised
19.12.2001	1040000	159,613,007	1040000			Staff Options exercised
20.12.2001	298500	159,911,507	298500			Staff Options exercised
21.12.2001	181800	160,093,307	181800			Staff Options exercised
29.1.2002	593950	160,687,257	593950			Staff Options exercised
30.1.2002	71947	160,759,204	71947			Staff Options exercised
31.1.2002	229000	160,988,204	229000			Staff Options exercised
4.2.2002	86250	161,074,454	86250			Staff Options exercised
5.2.2002	77500	161,151,954	77500			Staff Options exercised
6.2.2002	517250	161,669,204	517250			Staff Options exercised
8.2.2002	2000000	163,669,204		2000000		Issue for cash
8.2.2002	430750	164,099,954	430750			Staff Options exercised
8.2.2002	414553	164,514,507	414553			Staff Options exercised
8.2.2002	115000	164,629,507	115000			Staff Options exercised
18.2.2002	475448	165,104,955	475448			Staff Options exercised
19.2.2002	163250	165,268,205	163250			Staff Options exercised
20.2.2002	29000	165,297,205	29000			Staff Options exercised
22.2.2002	23241	165,320,446	23241			Staff Options exercised
1.3.2002	83000	165,403,446	83000			Staff Options exercised
1.3.2002	25000	165,428,446	25000			Staff Options exercised
12.3.2002	525000	165,953,446	525000			Staff Options exercised
15.3.2002	10000	165,963,446	10000			Staff Options exercised
19.3.2002	162300	166,125,746	162300			Staff Options exercised
22.3.2002	32000	166,157,746	32000			Staff Options exercised
29.4.2002	307414	166,465,160	307414			Staff Options exercised

30.4.2002	115700	166,580,860	115700			Staff Options exercised
2.5.2002	40500	166,621,360	40500			Staff Options exercised
3.5.2002	13500	166,634,860	13500			Staff Options exercised
8.5.2002	99500	166,734,360	99500			Staff Options exercised
14.5.2002	57375	166,791,735	57375			Staff Options exercised
24.5.2002	10000000	176,791,735		10000000		Issue for cash
29.5.2002	140000	176,931,735	140000			Staff Options exercised
30.5.2002	56250	176,987,985	56250			Staff Options exercised
4.6.2002	102500	177,090,485	102500			Staff Options exercised
11.6.2002	50000	177,140,485	50000			Staff Options exercised
19.6.2002	33000	177,173,485	33000			Staff Options exercised


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

1 July 2002
REF: BN/jvdm/6820

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : ISSUE OF SHARES FOR CASH

Your application for listing dated 28 June 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 2 July 2002 in respect of 4 794 889 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 314 091 432-63 divided into 181 968 374 ordinary shares of no par value.

Thank you for payment of R49 169-34 in respect of the listing fee received.

Yours faithfully



D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Richard Gush

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

39

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 1-7-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000000	CUM PREF	0-10	500000-00
Total 300 000 000		Total 5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total		Total		Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 2-7-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002 -07- 04

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
177173485	ORD	①	②	5000000	CUM PREF	0-10	500000-00
Total 177173485		Total	R ③	Total 5000000		Total	R 500000-00

①12,67741122 ②/③ 2246101127-06

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2246101127-06

Premium account R —

Total issued capital R 2246601127-06

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
4794889	ORD	14·19	68039474-91					
Total 4794889		Total	R ①	Total			Total	R

① 68039474-91

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) CONTRACT ATTACHED

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
KHUMO	P.O. BOX 11200	4794889	ORD.
BATHONG	RYNFIELD		
HOLDINGS (PTY) LTD	1514		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
181 968 374	ORD	①	②	5000 000	CUM PREF	0-10	–	–	500000-00
Total 181968374		Total	R③	Total 5000000			Total	R	500000-00

① 12,71699791 ② / ③ 2314091432-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 2314091432-63

Premium account R —

Total issued capital R 2314591432-63

Certified correct.

Date 2-7-2002 Signature [signature] ~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2 246 101 127-06
THIS ISSUE	68 039 474-91
LISTING EXPENSES	(49169-34)
	R 2 314 091 432-63

42

EXHIBIT 12



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2002 06 10

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 50 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
37 500	R6.47
3 739	R4.52
8 761	R8.37

The new ordinary shares are to be listed on 11 June 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	177 090 485 ordinary no par value shares
Stated Capital Account:	R2 245 482 842.21

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	177 140 485 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 245 482 842.21
This issue	R 332 854.85
Total	R2 245 815 697.06

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 11 June 2002.

Block listing calculation:

Balance b/f	R36 514 541.52
This issue	R 332 854.85
Balance available	R36 181 686.67

Yours faithfully

....
Director

....
Company Secretary

....
Sponsor

45

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

10-6-2002

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 June 2002
REF: MM/jvdm/6692

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 10 June 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 13 June 2002 in respect of 50 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 245 815 697-06 divided into 177 140 485 ordinary shares of no par value.

A balance of R40 095 952-58 has been brought forward from your previous application dated 3 June 2002. The issue price of the shares which are the subject of this application is R332 854-85 which leaves a balance of R39 763 097-73 to your credit for any future applications.

Yours faithfully

D.M. DOEL / GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

47

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 11-6-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD	5000000	CUM PREF	0-10	500000-00
Total 300000000	Total	5000000		Total	R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 2-7-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P.O. BOX 390
MARAISBURG
1700

Date of receipt by
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

Date stamp of companies
Registration Office
2002 -07- 04

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
177090485	ORD	①	②	5000000	Cum PREF	0-10	500000-00
Total 177090485		Total	R ③	Total 5000000		Total	R 500000-00

① 12,6798616 ②/③ 2245482842-21

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2245482842-2

Premium account R —

Total issued capital R 2245982842-21

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
37 500	ORD	6-47	242625-00					
3 739	ORD	4-52	16900-28					
8 761	ORD	8-37	73329-57					
Total 50 000		Total	R ①	Total			Total	R

① 332854-85

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MM Wellesley-Wood	45 Empire Rd. Parktown 2193	50 000	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
177140485	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 177140485		Total	R ③	Total 5000000			Total	R	500000-00

① 12,67816161 ②/③ 2245815697-06

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000·00

State capital R 2245815697-06

Premium account R –

Total issued capital R 2246315697-06

Certified correct.

Date 2-7-2002 Signature [signature]

~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F	2 245 482 842-21
THIS ISSUE	332 854-85
	R 2 245 815 697-06

EXHIBIT 13



51

DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2002 06 18

The Director
Listings & Markets Division
The JSE Securities Exchange
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 33 000 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited:

No. of Shares	Issue Price:
25 000	R8.37
2 000	R9.59
6 000	R9.50

The new ordinary shares are to be listed on 19 June 2002 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	177 140 485 ordinary no par value shares
Stated Capital Account:	R2 245 815 697.06

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

52

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	177 173 485 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 245 815 697.06
This issue	R 285 430.00
Total	R2 246 101 127.06

The new shares will rank pari passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or 18 June 2002.

Block listing calculation:

Balance b/f	R36 181 686.67
This issue	R 285 430.00
Balance available	R35 896 256.67

Yours faithfully



....

Director



....

Company Secretary

....

Sponsor

53

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the Scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature] SECRETARY

18-6-2002 DATE



54

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 June 2002
REF: NMM/mr/6748

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 18 June 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 20 June 2002 in respect of 33 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 246 101 127-06 divided into 177 173 485 ordinary shares of no par value.

A balance of R R39 763 097-73 has been brought forward from your previous application dated 10 June 2002. The issue price of the shares which are the subject of this application is R285 430-00 which leaves a balance of R39 477 667-73 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Andrew Louw

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

55

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company DURBAN ROODEPOORT DEEP, LIMITED

1. Date of allotment of shares 20-6-2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300000000	ORD.	5000000	cum PREF	0-10	500000-00
Total 300000000		Total 5000,000			Total R 500000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 2-7-2002

Name of company DURBAN ROODEPOORT DEEP, LIMITED

Postal address P. O. BOX 390
MARAISBURG
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2002-07-04

Registrar of Companies

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

56

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
177140485	ORD	①	②	5000000	cum PREF	0-10	500000-00
Total 177140485		Total	R ③	Total		Total	R 500000-00

① 12,67816161 ②/③ 2245815697-06

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500000-00

Stated capital R 2245815697-06

Premium account R —

Total issued capital R 2246315697-06

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
25000	ORD	8-37	209250-00					
2000	ORD	9-59	19180-00					
6000	ORD	9-50	57000-00					
Total 33000		Total	R ①	Total			Total	R

① 285430-00

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUED I.T.O. EMPLOYEE SHARE OPTION SCHEME

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M M Wellesley-Wood	45 Empire Rd.	25000	ORD.
BE Morton	Parktown	2000	ORD.
G.M. Davies	2193	6000	ORD.

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
177173485	ORD	①	②	5000000	CUM PREF	0-10	–	–	500000-00
Total 177173485		Total	R ③	Total 5000000			Total	R	500000-00

① 12,67741122 ②/③ 2246101127-06

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500000-00

State capital R 2246101127-06

Premium account R –

Total issued capital R 2246601127-06

Certified correct.

Date 2-7-2002 Signature [signature]
~~Director/Manager/~~Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

BALANCE B/F 2245815697-06

THIS ISSUE 285430-00

R 2246101127-06